Exhibit 12

THE HERTZ CORPORATION

COMPUTATION OF CONSOLIDATED RATIO OF EARNINGS

TO FIXED CHARGES (UNAUDITED)

(In Millions of Dollars Except Ratios)

	Six months ended June 30,	Years ended December 31,
	2013	2012	2011	2010	2009		2008
Income (loss) before income taxes	$311.7	$502.9	$373.9	$32.3	$(150.1)		$(1,416.6)
Interest expense	333.5	597.8	650.3	726.5	653.7		870.5
Portion of rent estimated to represent the interest factor	102.5	145.5	146.1	141.9	149.9		155.7
Earnings (loss) before income taxes and fixed charges	$747.7	$1,246.2	$1,170.3	$900.7	$653.5		$(390.4)
Interest expense (including capitalized interest)	$335.7	$604.4	$652.4	$727.4	$654.9		$873.3
Portion of rent estimated to represent the interest factor	102.5	145.5	146.1	141.9	149.9		155.7
Fixed charges	$438.2	$749.9	$798.5	$869.3	$804.8		$1,029.0
Ratio of earnings to fixed charges	1.7	1.7	1.5	1.0	(a	)	(a )

(a)                                 Earnings (loss) before income taxes and fixed charges for the years ended December 31, 2009 and 2008 were inadequate to cover fixed charges for the period by $151.3 million and $1,419.4 million, respectively.